Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Harbor Point Limited Commission File No.: 132-02706

Max Capital Provides Guidance on Chilean Earthquake and Winter Storm Xynthia

HAMILTON, Bermuda—March 15, 2010—Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today announced that preliminary estimates of combined claims for the Chilean earthquake of February 7, 2010 and winter storm Xynthia, which crossed Western Europe from February 26 to 28, 2010, range from $10 million to $20 million, net of reinstatement provisions and retrocessions.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital, said: “Our projected claims from the Chilean earthquake and storm Xynthia are well within our normal loss provisions. In addition, in connection with Max’s previously announced pending merger with Harbor Point Limited, we believe that the equivalent preliminary estimate, on a pro forma basis after giving effect to the combination, would have been in the range of $30 million to $50 million, net of reinstatement provisions and retrocessions—also within the normal loss provisions for the pro-forma combined organization.”

Max Capital’s and Harbor Point’s loss estimates are based on proprietary modeling analysis, the assessment of individual treaties, and data from clients and brokers. Additionally, aftershocks are continuing in Chile with no reports as of yet on the extent of any related damages. Significant changes in these loss estimates may occur.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the U.S., Latin America, and at Lloyd’s, Max Capital Group Ltd. is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers, and life and health insurers.

About Harbor Point Limited

Harbor Point Limited is a Bermuda-based holding company with property and casualty reinsurance operations in Bermuda, the U.S. and the UK.

Cautionary Note Regarding Forward-Looking Statements:

This press release includes statements about future economic performance, finances, expectations, plans and prospects of Max and Harbor Point, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Max, please refer to the most recent Annual Report on Form 10-K (as amended by Max’s Form 10-K/A on March 12, 2010), Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max with the Securities Exchange Commission (“SEC”) and, in the case of Harbor Point, please refer to the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Max with the SEC. These documents are also available free of charge, in the case of Max, by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743. Neither Max nor Harbor Point undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Max’s or Harbor Point’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by Max, Harbor Point or any other person that Max’s or Harbor Point’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth, in the case of Max, in its recent reports on Form 10-K, Form 10-Q and other documents of Max on file with the SEC and, in the case of Harbor Point, in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Max with the SEC.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Max or Harbor Point or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries, may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Max with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This press release relates to a proposed amalgamation between Max and Harbor Point. On March 12, 2010, Max filed with the SEC a Registration Statement on Form S-4, which included a preliminary joint proxy statement/prospectus. This press release is not a substitute for the definitive joint proxy statement/prospectus that Max will file with the SEC or any other document that Max filed or may file with the SEC or that Max or Harbor Point may send to its shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION. All such documents are, or when filed will be, available in the case of Max, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Max through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800 and, in the case of Harbor Point, by directing a request to Gayle Gorman, Senior Vice President, at 441-294-6743.

Participants in the Solicitation:

Max and its directors and executive officers may be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Max’s directors and executive officers is available in Max’s Form 10-K/A filed with the SEC on March 12, 2010. John Berger, Chief Executive Officer and President, and Andrew Cook, Chief Financial Officer, of Harbor Point, may also be deemed to be participants in any solicitation of Max’s shareholders in connection with the proposed amalgamation. Information about Mr. Berger and Mr. Cook is available in the preliminary joint proxy statement/prospectus filed as part of Max’s Registration Statement on Form S-4 on March 12, 2010.

Contacts:

Max Capital Group Ltd.

Susan Spivak Bernstein, 1-212-898-6640

Senior Vice President

susan.spivak@maxcapservices.com

or

Kekst and Company

Roanne Kulakoff or Peter Hill, 1-212-521-4800

roanne-kulakoff@kekst.com / peter-hill@kekst.com